Exhibit 10.10

Summary of Fluor Corporation Non-Management Director Compensation

Cash Compensation

Annual Retainer:	$115,000
Annual Committee Chair Retainer:
Audit Committee Chair:	$20,000
Organization and Compensation Committee Chair:	$15,000
Governance Committee Chair:	$15,000
Lead Independent Director Retainer:	$30,000
Non-Committee Chair Members of the Executive Committee:	$10,000

Retainers are paid quarterly in cash and can be deferred at the director’s election under the Fluor Corporation 409A Director Deferred Compensation Program (the “Deferred Compensation Program”). Effective January 1, 2013, directors no longer receive a 25% premium on the deferred amount deemed invested in company stock via the deferred compensation program.

Equity Compensation

Each non-management director receives an annual grant of restricted stock and restricted units with a total market value of $135,000. The grant is made on the date of the annual meeting of shareholders. Restrictions on annual grants vest immediately on the first anniversary of the date of grant. Beginning with equity awards made in 2015, directors will receive their stock grant entirely in restricted units and will be able to defer such units at their election under the Deferred Compensation Program.

Other Information

Fluor Corporation reimburses non-management directors for their travel and related expenses in connection with attending Board meetings and Board-related activities. Directors also receive life insurance ($75,000 in coverage) and business travel accident insurance ($250,000 in coverage). Directors’ charitable contributions that meet the guidelines of the Company’s employee charitable matching gift program are eligible for matching funds from the Company in an amount up to $5,000 per year.